
September 15, 2020

Minfei Bao
Chairman and Chief Executive Officer
UTime Limited
7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People's Republic of China 518061

Re: UTime Limited
Registration Statement on Form F-1
Response dated September 11, 2020
File No. 333-237260

Dear Mr. Bao:

We have reviewed your response and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to the comment, we may have additional comments.

Response dated September 11, 2020

General

1. Please reconcile the monthly revenue covenant mentioned in your response with the monthly operating income provisions in exhibits 10.10 and 10.11. Also reconcile your statement regarding compliance with covenants with the information on page F-4 of your prospectus regarding loss from operations.

        You may contact Heather C. Clark at (202) 551-3624 or Jean C. Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Russell Mancuso at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Barry I. Grossman, Esq.